SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549



                             ----------------------




                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    Under the Securities Exchange Act of 1934


                          CHANCELLOR MEDIA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      158915 10 8
--------------------------------------------------------------------------------
                                    (CUSIP Number)


                                    Thomas O. Hicks
                            200 Crescent Court, Suite 1600
                                  Dallas, Texas 75201
                                    (214) 740-7300
--------------------------------------------------------------------------------
                     (Name, address and telephone number of person
                   authorized to receive notices and communications)


                                   September 5, 1997
--------------------------------------------------------------------------------
                (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .


                         (Continued on following pages)

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 2
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       485,799
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         8,877,711
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         485,799
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         8,877,711
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,363,510
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        15.7%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 3
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/Chancellor, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         6,563,701
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,563,701
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,563,701
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        11.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 4
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/Chancellor GP, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]
                                                                      (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                          [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         6,563,701
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,563,701
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,563,701
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        11.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 5
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/Chancellor Holdings, Inc.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)[ ]
                                                                         (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         6,563,701
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         6,563,701
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,563,701
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        11.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
================================================================================

        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 6
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/HMW, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)[ ]
                                                                        (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                            [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         1,077,757
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,077,757
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,077,757
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        1.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 7
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hicks, Muse, Tate & Furst Equity Fund II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]
                                                                      (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                          [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         1,085,223
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,085,223
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,085,223
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        1.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 8
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/Chancellor Trust
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]
                                                                      (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         1,224,376
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,224,376
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,224,376
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                       [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        2.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 9
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/GP Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)[ ]
                                                                      (b)[X]


--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                          [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         2,309,599
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,309,599
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,309,599
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                      [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        3.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 10
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hicks, Muse GP Partners, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)[ ]
                                                                      (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                        [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         2,310,960
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,310,960
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,310,960
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        3.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 11
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Hicks, Muse Fund II Incorporated
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)[ ]
                                                                      (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                          [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         2,310,960
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         2,310,960
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,310,960
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        3.9%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

--------------------------------------                   -----------------------
        CUSIP No. 158915 10 8                 13D                    Page 12
--------------------------------------                   -----------------------


================================================================================
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        HM2/HMD Sacramento GP, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)[ ]
                                                                      (b)[X]

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
           OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
                                                                       [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
--------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER
           NUMBER OF
            SHARES                       0
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH               ------------------------------------------------
                                 8       SHARED VOTING POWER

                                         150
                                ------------------------------------------------
                                 9       SOLE DISPOSITIVE POWER

                                         0
                                ------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         150
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        150
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
================================================================================


        * The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person. See Item 5.

ITEM 1.  SECURITY AND ISSUER

   Common Stock, $0.01 par value (the "Common Stock")

   Chancellor Media Corporation (the "Company")
   433 East Las Colinas Blvd., Suite 1130
   Dallas, Texas  75039

ITEM 2.  IDENTITY AND BACKGROUND

   (a)   Name of Person(s) Filing this Statement (the "Filing
         Parties"):

         Mr. Thomas O. Hicks;
         HM2/Chancellor, L.P., a Texas limited partnership ("HM2/Chancellor"); HM2/Chancellor GP, L.P., a Texas limited partnership ("HM2/Chancellor GP"); HM2/Chancellor Holdings, Inc., a Texas corporation ("HM2/Chancellor Holdings"); HM2/HMW, L.P., a Texas limited partnership ("HM2/HMW"); Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HM Fund II"); HM2/Chancellor Trust, a Delaware business trust ("Chancellor Trust"); HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP Partners"); Hicks, Muse GP Partners, L.P., a Texas limited partnership ("Hicks Muse Partners"); Hicks, Muse Fund II Incorporated, a Texas corporation ("Fund II Incorporated"); and HM2/HMD Sacramento GP, L.P., a Texas limited partnership ("HM2/HMD").

   (b)   Residence or Business Address:

         The address of the principal business office of each of the Filing Parties is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

   (c)   Present Principal Occupation:

         Thomas O. Hicks is the controlling shareholder and the Chairman of the Board, Chief Executive Officer and Secretary of Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. Each of the other Filing Parties are business organizations engaged in principal investing activities.

   (d)   Convictions in Criminal Proceedings during the last 5
         Years:

         None of the Filing Parties has been convicted in a criminal proceeding during the last 5 years.

   (e)   Proceedings involving Federal or State Securities Laws:

         None of the Filing Parties has been a party to any civil proceeding as a result of which he was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

   (f)   Citizenship:

         Mr. Hicks is a United States citizen. Each of the other Filing Parties is organized under the jurisdiction indicated in paragraph (a) of this Item 2.

Information with respect to Executive Officers, Directors and Control Persons of Filing Parties not otherwise disclosed herein:

   John R. Muse, Charles W. Tate and Jack D. Furst are each a director, managing director and principal, and executive vice president of Fund II Incorporated. Lawrence D. Stuart, Jr., Alan B. Menkes and Michael J. Levitt are each a managing director and principal and executive vice president of Fund II Incorporated. Eric C. Neuman is a senior vice president of Fund II Incorporated. Lawrence D. Stuart, Jr. and Eric C. Neuman are each a vice president of HM2/Chancellor Holdings.

  The principal business address of each of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt and Neuman is 200 Crescent Court, Suite 1600, Dallas, Texas 75201. Each of Messrs. Muse, Tate, Furst, Stuart, Menkes and Levitt is presently a principal and executive officer of Hicks Muse, a private investment firm primarily engaged in leveraged acquisitions, recapitalizations, and other principal investing activities. Mr. Neuman is a senior vice president of Hicks Muse. None of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt or Neuman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years. None of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt or Neuman has been a party to any civil proceeding as a result of which he was subject to a judgment enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Each of Messrs. Muse, Tate, Furst, Stuart, Menkes, Levitt and Neuman is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS

   On September 5, 1997, Chancellor Broadcasting Company, a Delaware corporation ("Chancellor"), Chancellor Radio

Broadcasting Company ("CRBC"), Evergreen Media Corporation, a Delaware corporation ("Evergreen"), Evergreen Mezzanine Holdings Corporation, a Delaware corporation ("EMHC") and Evergreen Media Corporation of Los Angeles, a Delaware corporation ("EMCLA") consummated the transactions contemplated by that certain Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 19, 1997, as amended and restated as of July 31, 1997, among Chancellor, CRBC, Evergreen, EMHC and EMCLA. Pursuant to the Merger Agreement, (i) Chancellor was merged with and into EMHC (the "Chancellor Merger"), (ii) CRBC was merged with and into EMCLA (the "Subsidiary Merger" and, collectively with the Chancellor Merger, the "Mergers"), and (iii) the certificate of incorporation of Evergreen was amended and restated (the "Parent Charter") to, among other things, reclassify the Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value, of Evergreen into shares of Common Stock of the Company and change the name of Evergreen to Chancellor Media Corporation. At the consummation of the Mergers and effectiveness of the Parent Charter, each share of the Class A Common Stock, $0.01 par value ("Chancellor Class A Common Stock"), and Class B Common Stock, $0.01 par value ("Chancellor Class B Common Stock" and, collectively with the Chancellor Class A Common Stock, the "Chancellor Common Stock"), of Chancellor was converted into the right to receive 0.9091 shares of the Common Stock of the Company.

   Each of the Filing Parties received all shares of Common Stock covered by this Schedule 13D as a result of the Mergers by virtue of their ownership of Chancellor Common Stock at the effective time of the Mergers.

ITEM 4.  PURPOSE OF TRANSACTION

   The shares of Common Stock that are the subject of this Schedule 13D were acquired by the Filing Parties pursuant to the Mergers. The Filing Parties reserve the right to acquire beneficial ownership of additional shares of Common Stock or to sell shares of Common Stock from time to time in the future.

   Mr. Hicks is the Chairman of the Board of the Company. In addition, Mr. Hicks and his affiliates have ownership interests in businesses other than the Company that are engaged in the ownership and operation of radio and television broadcast stations, including Capstar Broadcasting Corporation (a radio station operator). From time to time, Mr. Hicks may explore the feasibility of, and strategies for, a business combination involving the Company and one or more other entities in which Mr. Hicks and his affiliates have an ownership interest, and may determine to present a proposal to the Company's board of directors in furtherance of such a transaction. No proposal has yet been made.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

   The following information relating to number of shares beneficially owned by the Filing Parties has been calculated by using the number of shares of Chancellor Common Stock owned by such Filing Parties immediately prior to the Mergers (doing separate calculations for shares held in certificated and book-entry form), multiplying such numbers by Exchange Ratio (as defined in the Merger Agreement), and eliminating fractional shares (which are to be paid in cash pursuant to the terms of the Merger Agreement). The actual number of shares of Common Stock received by each Filing Party in the Mergers cannot be determined with absolute certainty until the Paying Agent (as defined in the Merger Agreement) completes the exchange procedures in accordance with the terms of the Merger Agreement. The percentage of the outstanding shares of Common Stock held by each Filing Party has been calculated using the anticipated number of shares of Common Stock outstanding upon the consummation of the Mergers, as set forth in the definitive Joint Proxy Statement/Prospectus dated August 1, 1997 of Chancellor and Evergreen that was filed with Securities and Exchange Commission.

   (a)

         (1) Immediately following the consummation of the Mergers, Mr. Hicks may be deemed to have beneficially owned in the aggregate 9,363,510 shares of the Common Stock of the Company, representing approximately 15.7% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 485,799 shares, and shared voting and dispositive power with respect to 8,877,711 shares as a result of the relationships described in paragraph (b)(1) below.

         (2) Immediately following the consummation of the Mergers, HM2/Chancellor may be deemed to have beneficially owned in the aggregate 6,563,701 shares of the Common Stock of the Company, representing approximately 11.0% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,563,701 shares as a result of the relationships described in paragraph (b)(2) below.

         (3) Immediately following the consummation of the Mergers, HM2/Chancellor GP may be deemed to have beneficially owned in the aggregate 6,563,701 shares of the Common Stock of the Company, representing approximately 11.0% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,563,701 shares as a result of the relationships described in paragraph
   (b)(3) below.

         (4) Immediately following the consummation of the Mergers, HM2/Chancellor Holdings may be deemed to have beneficially owned in the aggregate 6,563,701 shares of the Common Stock of the Company, representing approximately 11.0% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 6,563,701 shares as a result of the relationships described in paragraph
   (b)(4) below.

         (5) Immediately following the consummation of the Mergers, HM2/HMW may be deemed to have beneficially owned in the aggregate 1,077,757 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,077,757 shares as a result of the relationships described in paragraph (b)(5) below.

         (6) Immediately following the consummation of the Mergers, HM Fund II may be deemed to have beneficially owned in the aggregate 1,085,223 shares of the Common Stock of the Company, representing approximately 1.8% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,085,223 shares as a result of the relationships described in paragraph (b)(6) below.

         (7) Immediately following the consummation of the Mergers, the Chancellor Trust may be deemed to have beneficially owned in the aggregate 1,224,376 shares of the Common Stock of the Company, representing approximately 2.1% of the outstanding shares of Common Stock. Of such shares, the Chancellor Trust has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,224,376 shares as a result of the relationships described in paragraph (b)(7) below.

         (8) Immediately following the consummation of the Mergers, HM2/GP Partners may be deemed to have beneficially owned in the aggregate 2,309,599 shares of the Common Stock of the Company, representing approximately 3.9% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,309,599 shares as a result of the relationships described in paragraph (b)(8) below.

         (9) Immediately following the consummation of the Mergers, Hicks Muse Partners may be deemed to have beneficially owned in the aggregate 2,310,960 shares of the Common Stock of the Company, representing approximately 3.9% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,310,960 shares as a result of the relationships described in paragraph (b)(9) below.

         (10) Immediately following the consummation of the Mergers, Fund II Incorporated may be deemed to have beneficially owned in the aggregate 2,310,960 shares of the Common Stock of the Company, representing approximately 3.9% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,310,960 shares as a result of the relationships described in paragraph (b)(10) below.

         (11) Immediately following the consummation of the Mergers, HM2/HMD may be deemed to have beneficially owned in the aggregate 150 shares of the Common Stock of the Company, representing approximately 0.0% of the outstanding shares of Common Stock. Of such shares, HM2/HMD has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 150 shares as a result of the relationships described in paragraph (b)(11) below.

   (b)

         (1) Of the 485,799 shares of Common Stock for which Mr. Hicks has sole voting and dispositive power, 312,431 shares are held of record by Mr. Hicks, and 173,368 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children. Of the 8,877,711 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 3,050 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 8,874,661 of such shares are owned of record by the following entities as follows: 6,563,701 shares of Common Stock are owned of record by HM2/Chancellor; 1,077,757 shares of Common Stock are owned of record by HM2/HMW; 1,224,376 shares of Common Stock are owned of record by the Chancellor Trust; 7,466 shares of Common Stock are owned of record by HM Fund II; 1,211 shares of Common Stock are owned of record by Hicks Muse Partners; and 150 shares of Common Stock are owned of record by HM2/HMD.

         HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director, the president and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

         HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and the Manager of the Chancellor Trust and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II and held of record by the Chancellor Trust. Hicks Muse Partners is the general partner of HM2/GP Partners and HM2/HMD and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners and held of record by HM2/HMD. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, President, Chief Executive Officer, Chief Operating Officer and Secretary of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

         (2) Of the 6,563,701 shares of Common Stock for which HM2/Chancellor has shared voting and dispositive power, 6,563,701 of such shares of held of record by HM2/Chancellor.

         (3) Of the 6,563,701 shares of Common Stock for which HM2/Chancellor GP has shared voting and dispositive power, none of such shares of held of record by HM2/Chancellor GP, and 6,563,701 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

         (4) Of the 6,563,701 shares of Common Stock for which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares of held of record by HM2/Chancellor Holdings, and 6,563,701 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

         (5) Of the 1,077,757 shares of Common Stock for which HM2/HMW has shared voting and dispositive power, 1,077,757 of such shares of held of record by HM2/HMW.

         (6) Of the 1,085,223 shares of Common Stock for which HM Fund II has shared voting and dispositive power, 7,466 of such shares of held of record by HM Fund II, and 1,077,757 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW.

         (7) Of the 1,224,376 shares of Common Stock for which the Chancellor Trust has shared voting and dispositive power, 1,224,376 of such shares of held of record by the Chancellor Trust.

         (8) Of the 2,309,599 shares of Common Stock for which HM2/GP Partners has shared voting and dispositive power, none of such shares of held of record by HM2/GP Partners, 1,224,376 of such shares are held of record by the Chancellor Trust, and 1,085,223 of such shares are held of record and beneficially by HM Fund II. HM2/GP Partners is the Manager of the Chancellor Trust and the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record by the Chancellor Trust and held of record and beneficially owned by HM Fund II.

         (9) Of the 2,310,960 shares of Common Stock for which Hicks Muse Partners has shared voting and dispositive power, 1,211 of such shares of held of record by Hicks Muse Partners, 150 of such shares are held of record by HM2/HMD, and 2,309,599 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/HMD and HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMD and the shares beneficially owned by HM2/GP Partners.

         (10) Of the 2,310,960 shares of Common Stock for which Fund II Incorporated has shared voting and dispositive power, none of such shares of held of record by Fund II Incorporated, and 2,310,960 of such shares are held of record and beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by Hicks Muse Partners.

         (11) Of the 150 shares of Common Stock for which HM2/HMD has shared voting and dispositive power, 150 of such shares are held of record by HM2/HMD.


   Each of the Filing Parties expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Schedule 13D not owned by him or it of record.

   (c) All of the shares of Common Stock covered by this Schedule 13D were received by the Filing Parties on September 5, 1997 as consideration for shares of Chancellor Common Stock held by such persons upon the terms set forth in the Merger Agreement.

   (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW, HM Fund II, Hicks Muse Partners, the Chancellor Trust and HM2/HMD described in paragraphs
(a) and (b) above is governed by the limited partnership agreements of each of such entities (or, with respect to the Chancellor Trust, its business trust agreement), and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests (or, with respect to the Chancellor Trust, its unitholders).

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE
         ISSUER

   Mr. Hicks has an agreement with the other shareholders to control the vote of all shares of the common stock of Fund II Incorporated. In addition, the rights to distributions, division of profits and other arrangements relating to the Company's securities owned by each of HM2/Chancellor, HM2/HMW, HM Fund II, the Chancellor Trust and HM2/HMD and their respective general and limited partners (or, with respect to the Chancellor Trust, its unitholders) are governed exclusively be their respective limited partnership agreements (or, with respect to the Chancellor Trust, its business trust agreement).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

99(a) Joint Filing Agreement dated September 15, 1997 among Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse Fund II Incorporated, Hicks, Muse GP Partners, L.P., HM2/GP Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMD Sacramento GP, L.P, and HM2/Chancellor Trust

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1997       By:   /s/ Thomas O. Hicks
  ------------------          ----------------------
     Date                     Name:  Thomas O. Hicks

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1997       HICKS, MUSE FUND II INCORPORATED
  ------------------
     Date

                                 By:   /s/ Thomas O. Hicks
                                    -------------------------
                                    Name:  Thomas O. Hicks
                                    Title: Chairman and Chief
                                           Executive Officer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1997       HICKS, MUSE GP PARTNERS, L.P.
  ------------------
     Date
                                 By:   HICKS, MUSE FUND II
                                       INCORPORATED, its general
                                       partner


                                       By:   /s/ Thomas O. Hicks
                                          -------------------------
                                          Name:  Thomas O. Hicks
                                          Title: Chairman and Chief
                                                 Executive Officer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1997       HM2/GP PARTNERS, L.P.
--------------------
     Date
                           By:   HICKS, MUSE GP PARTNERS, L.P., its
                                 general partner

                           By:   HICKS, MUSE FUND II INCORPORATED,
                                 its general partner


                                 By:     /s/ Thomas O. Hicks
                                    ---------------------------
                                    Name:    Thomas O. Hicks
                                    Title:   Chairman and Chief
                                             Executive Officer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1997 HICKS, MUSE, TATE & FURST EQUITY Date FUND II, L.P.

                           By:   HM2/GP PARTNERS, L.P., its general
                                 partner

                           By:   HICKS, MUSE GP PARTNERS, L.P., its
                                 general partner

                           By:   HICKS, MUSE FUND II INCORPORATED,
                                 its general partner


                                 By:   /s/ Thomas O. Hicks
                                    ------------------------------
                                    Name:  Thomas O. Hicks
                                    Title: Chairman and Chief
                                           Executive Officer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  September 15, 1997       HM2/HMW, L.P.
  ------------------
     Date
                           By:   HICKS, MUSE, TATE & FURST EQUITY
                                 FUND II, L.P., its general partner

                           By:   HM2/GP PARTNERS, L.P., its general
                                 partner

                           By:   HICKS, MUSE GP PARTNERS, its
                                 general partner

                           By:   HICKS, MUSE FUND II INCORPORATED,
                                 its general partner


                                 By:   /s/ Thomas O. Hicks
                                    --------------------------------
                                    Name:  Thomas O. Hicks
                                    Title: Chairman and Chief
                                           Executive Officer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1997             HM2/CHANCELLOR, L.P.
  ------------------
     Date
                                 By:   HM2/CHANCELLOR GP, L.P., its
                                       general partner

                                 By:   HM2/CHANCELLOR HOLDINGS, INC.,
                                       its general partner

                                    By:   /s/ Thomas O. Hicks
                                         ----------------------------
                                    Name:     Thomas O. Hicks
                                    Title:    President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1997             HM2/CHANCELLOR GP, L.P.
--------------------
     Date
                                 By:   HM2/CHANCELLOR HOLDINGS, INC.,
                                       its general partner

                                    By:   /s/ Thomas O. Hicks
                                       ------------------------------
                                    Name:     Thomas O. Hicks
                                    Title:    President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1997             HM2/CHANCELLOR HOLDINGS, INC.
  ------------------
     Date
                                 By:   /s/ Thomas O. Hicks
                                       ------------------------
                                 Name:     Thomas O. Hicks
                                 Title:    President

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1997             HM2/HMD SACRAMENTO GP, L.P.
     Date
                                 By:   HICKS, MUSE GP PARTNERS, L.P.,
                                       its general partner

                                 By:   HICKS, MUSE FUND II
                                       INCORPORATED, its general
                                       partner


                                       By: /s/  Thomas O. Hicks
                                           ----------------------------
                                         Name:  Thomas O. Hicks
                                         Title: Chairman and Chief
                                                Executive Officer

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  September 15, 1997             HM2/CHANCELLOR TRUST
  ------------------
     Date
                                 By:   HM2/GP PARTNERS, L.P., its
                                       manager

                                 By:   HICKS, MUSE GP PARTNERS, L.P.,
                                       its general partner

                                 By:   HICKS, MUSE FUND II
                                       INCORPORATED, its general
                                       partner


                                       By:   /s/ Thomas O. Hicks
                                          ------------------------------
                                          Name:  Thomas O. Hicks
                                          Title: Chairman and Chief
                                                 Executive Officer

                                 EXHIBIT INDEX


Exhibit No.    Description
----------     -----------

99(a) Joint Filing Agreement dated September 15, 1997 among Thomas O. Hicks, HM2/Chancellor, L.P., HM2/Chancellor GP, L.P., HM2/Chancellor Holdings, Inc., HM2/HMW, L.P., Hicks, Muse Fund II Incorporated, Hicks, Muse GP Partners, L.P., HM2/GP Partners, L.P., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMD Sacramento GP, L.P, and HM2/Chancellor Trust